UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                          Cubist Pharmaceuticals, Inc.
             -------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of class of securities)

                                    229678107
             -------------------------------------------------------
                                 (CUSIP number)

                                November 13, 2000
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                                 ( ) Rule 13d-1(b)
                                 (X) Rule 13d-1(c)
                                 ( ) Rule 13d-1(d)

-------------------                                            -----------------
CUSIP No. 229678107                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES       5    SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH               0
REPORTING            -----------------------------------------------------------
PERSON WITH            6    SHARED VOTING POWER

                            1,602,000
                     -----------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            1,602,000
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,602,000*
--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.9%**
--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Fonds Holding GmbH on the following cover page.

** Included in this percentage are the percentage of securities reported by Deutsche Fonds Holding GmbH on the following cover page.

-------------------                                            -----------------
CUSIP No. 229678107                   13G                      Page 3 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Fonds Holding GmbH
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------------- ---------------------------------------------
NUMBER OF SHARES       5    SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH               0
REPORTING            -----------------------------------------------------------
PERSON WITH            6    SHARED VOTING POWER

                            1,445,000
                     -----------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER

                            0
                     -----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            1,445,000
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,445,000
--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.3%
--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Cubist Pharmaceuticals, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive offices is 24 Emily Street, Cambridge, MA 02139.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Funds Holding GmbH ("DWS Group" and together with DBAG, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

           The principal place of business of DWS Group is Feldbergstrasse 22, 60323 Frankfurt, Federal Republic of Germany.

Item 2(c). Citizenship:

           The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is common stock (the "Common Stock").

Item 2(e). CUSIP Number:

           The CUSIP number of the Common Stock is set forth on each cover page.

Item 3.   If this statement is filed pursuant to Rules  13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          (a) ( ) Broker or dealer registered under section 15 of the Act;

          (b) ( ) Bank as defined in section 3(a)(6) of the Act;

          (c) ( ) Insurance Company as defined in section 3(a)(19) of the Act;

          (d) ( ) Investment   Company   registered   under  section  8  of  the
                  Investment Company Act of 1940;

          (e) ( ) An   investment   adviser  in   accordance   with  Rule  13d-1
                  (b)(1)(ii)(E);

          (f) ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

          (g) ( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h) ( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

          (i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j) ( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1 (c), check this box. (X)

Item 4.    Ownership.

           (a) Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Common Stock as set forth on the applicable cover page.

           (b) Percent of class:

               Each of the Reporting Persons owns the percentage of the Common Stock as set forth on the applicable cover page.

           (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    Each of the Reporting  Persons has the sole power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

               (ii) shared power to vote or to direct the vote:

                    Each of the  Reporting  Persons has the shared power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

               (iii) sole power to dispose or to direct the disposition of:

                    Each of the Reporting  Persons has the sole power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

               (iv) shared power to dispose or to direct the disposition of:

                    Each of the  Reporting  Persons  has  the  shared  power  to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Investment management clients of each of the Reporting Persons have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           The following are subsidiaries of DBAG and/or DWS Group which hold Common Stock included in the figures on the cover pages: Deutsche Gesellschaft fur Wertpapiersparen mbh, Deutsche Vermogensbildungsgesellschaft mbh, DWS Investment Management S.A. Luxemburg, Deutsche Asset Management Investmentgesellschaft GmbH and Deustche Asset Management International GmbH.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2000

                                             DEUTSCHE BANK AG

                                             By: /s/Dr. Dieter Eisele
                                                --------------------------------
                                                Name:   Dr. Dieter Eisele
                                                Title:  Group Head of Compliance


                                              By: /s/Christoph Kirschhofer
                                                 -------------------------------
                                                 Name:   Christoph Kirschhofer
                                                 Title:  Director

                                                                       EXHIBIT 1

                     Consent of Deutsche Fonds Holding GmbH

           The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Fonds Holding GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  November 22, 2000

                                         DEUTSCHE FONDS HOLDING GMBH

                                         By: /s/Gerhard Seifried
                                            ------------------------------------
                                             Name:   Gerhard Seifried
                                             Title:  Head of Fund Administration


                                         By: /s/Ralf Ring
                                            ------------------------------------
                                            Name:   Ralf Ring
                                            Title:  Compliance Officer